EXHIHBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company
BetterLife Pharma Inc. (the “Company”) 1275 West 6th Avenue Suite 300 Vancouver, British Columbia V6H 1A6

Item 2	Date of Material Change
July 15, 2024

Item 3	News Releases
News releases dated June 26 and July 2, 2024

Item 4	Summary of Material Change
BETR-001

In June 2024, the Company’s scientific collaborators, Drs. Vern Lewis and Argel Aguilar-Valles from Carleton University’s Department of Neuroscience (Ottawa, Canada), presented data from a study investigating the mechanisms of BETR-001 (2-bromo-LSD) at the FENS conference on June 25-29 in Vienna, Austria. The study is titled “Cortical transcriptomic effects of the non-hallucinogenic 2-Bromo-LSD”. Dr. Lewis presented preclinical gene sequencing data showing that BETR-001 activates several key signalling pathways involved in neuroplasticity and neurotransmission (related to depression and anxiety) as well as many gene targets involved in axon guidance and addiction.

Corporate

On July 2, 2024, the Company closed a non-brokered private placement pursuant to which it issued 1,750,000 units (“Units”) at a price of $0.10 per Unit for aggregate gross proceeds of $175,000 (the “Offering”). Each Unit is comprised of one common share and one full warrant. Each warrant entitles the holder thereof to acquire one common share at an exercise price of $0.13 and expires on July 1, 2026.

The Company also settled $284,000 of outstanding compensation to officers through the issuance of 1,893,333 common shares of its subsidiary, MedMelior Inc.

On July 15, 2024, the Company issued 350,000 common shares and 350,000 share purchase warrants pursuant to the conversion of principal amounts on convertible debentures totalling $35,000. Share purchase warrants are exercisable into common shares, on a one-for-one basis, at an exercise price of $0.10 per warrant and expires on August 31, 2026.

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Item 5	Full Description of Material Change
Refer to Item 4 and the news release in Schedule “A”.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information
No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer
Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9	Date of Report
July 15, 2024

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SCHEDULE “A”

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BetterLife To Present BETR-001 Preclinical Data at the 2024

Conference of the Federation of European Neuroscience

Societies (FENS) in Vienna, Austria

VANCOUVER, British Columbia, June 26, 2024 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development and commercialization of cutting-edge treatments for mental disorders, today announced that its scientific collaborators, Drs. Vern Lewis and Argel Aguilar-Valles from Carleton University’s Department of Neuroscience (Ottawa, Canada), will present data from a study investigating the mechanisms of BETR-001 (2-bromo-LSD) at the upcoming FENS conference on June 25-29 in Vienna, Austria. BETR-001 is a non-hallucinogenic derivative of LSD, proprietary to BetterLife (patent pending). The study is titled “Cortical transcriptomic effects of the non-hallucinogenic 2-Bromo-LSD”.

Dr. Lewis will present preclinical gene sequencing data showing that BETR-001 activates several key signalling pathways involved in neuroplasticity and neurotransmission (related to depression and anxiety) as well as many gene targets involved in axon guidance and addiction.

Dr. Ahmad Doroudian, CEO of BetterLife commented, “We are very excited about these recent preclinical findings that show BETR-001 activates key signaling pathways involved in pathology of depressive disorders, in line with previous data from depression and anxiety preclinical models. Furthermore, these data indicate that BETR-001 may have therapeutic potential beyond mood disorders and be effective in treating conditions such as neurodegeneration and addiction disorders.”

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be potentially self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.

BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections and is in the process of seeking strategic alternatives for further development.

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For further information, please visit BetterLife Pharma.

BetterLife Pharma Inc. Contact Information

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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BetterLife Announces Closing of a Private Placement

VANCOUVER, British Columbia, July 2, 2024 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development and commercialization of cutting-edge treatments for mental disorders, announced that it has closed a non-brokered private placement, previously announced on June 13, 2024, pursuant to which the Company issued 1,750,000 units (“Units”) at a price of $0.10 per Unit for aggregate gross proceeds of $175,000 (the “Offering”). Each Unit is comprised of one common share and one full warrant. Each warrant entitles the holder thereof to acquire one common share at an exercise price of $0.13 at any time up to 24 months from the closing of the Offering. The Units sold pursuant to the Offering will be subject to a four month hold period pursuant to applicable Canadian securities laws.

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.

BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

BetterLife Pharma Inc. Contact Information

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

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Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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